CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY MORGAN STANLEY. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

May 28, 2010

By U.S. Mail & Facsimile to 202-775-9209

Mr. Robert Telewicz

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Form 10-K for Year ended December 31, 2009 Filed February 26, 2010

Definitive Proxy Statement Filed April 12, 2010

Form 8-K Filed April 21, 2010

File No. 001-11758

Dear Mr. Telewicz:

Morgan Stanley (the “Company”) is pleased to respond to your letter of May 4, 2010, concerning its Annual Report on Form 10-K for the year ended December 31, 2009 (“Form 10-K”), its Definitive Proxy Statement for the year ended December 31, 2009 (“Proxy Statement”) and its Form 8-K filed April 21, 2010.

For your convenience, we have restated your comments below.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Comment:

1.	We understand that you have entered into repurchase transactions accounted for as collateralized financings. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why. In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.

Response:

Comparing quarterly average balances with the related quarter-end balances for repurchase agreements during 2008 and 2009, the variances were [*]. The Company considers several factors when determining significant variances, including but not limited to, the overall percentage change, dollar amount, nature of the variance, and magnitude of the impact to the Company’s statement of financial condition. These variances are explained in more detail below.

September 2008 (1)

Repos totaled [*] at September 30, 2008 and averaged [*] during the quarter. [*]

December 2008 (1)

Repos totaled $92 billion at December 31, 2008 and averaged [*] during the quarter. [*]

March 2009 (1)

Repos totaled $70 billion at March 31, 2009 and averaged [*] during the quarter. [*]

(1)	Amounts in the above paragraphs were previously provided to Ms. Linda van Doorn, Senior Assistant Chief Accountant, Division of Corporation Finance, Securities and Exchange Commission in the Company’s letter dated April 13, 2010. As described in such letter, the average balances were calculated using weekly balances in 2009 and month-end balances in 2008.

In the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the “First Quarter Form 10-Q”), the Company disclosed the following variances, which the Company did not consider significant, in “Management’s Discussion and Analysis of Financial Condition and Result of Operations (“MD&A”) - Liquidity and Capital Resources” (page 103):

Securities sold under agreements to repurchase and securities loaned were $206 billion at March 31, 2010 and averaged $224 billion during the quarter ended March 31, 2010. Securities purchased under agreements to resell and securities borrowed were $320 billion at March 31, 2010 and averaged $317 billion during the quarter ended March 31, 2010.

In future filings, the Company will provide explanations of any significant variances between the quarter average and period-end balances for repurchase transactions.

Business Segments

Global Wealth Management Group

2009 Compared with Fiscal 2008

Asset Management, Distribution and Administration Fees, page 56

Comment:

2.	We note your disclosure that beginning in June 2009, fees related to the bank deposit program are classified within ‘Asset management, distribution and administration fees’ prospectively. Please tell us the total fees generated from the bank deposit program during 2009 and fiscal year 2008. Additionally, explain to us how you determined it was not necessary to reclassify prior period amounts to conform to your new presentation.

Response:

Total revenues related to the bank deposit program (“BDP”) were [*] and [*] for the years ended December 31, 2009 (“2009”) and November 30, 2008 (“fiscal 2008”), respectively. The increase resulted primarily from higher deposits due to the formation of Morgan Stanley Smith Barney Holdings LLC (“MSSB”) upon the acquisition of Smith Barney from Citigroup Inc. (“Citi”), and referral fees from increases in balances referred to and held at Citi depository institutions. Amounts recorded in Asset management, distribution and administration fees were [*] and [*] in 2009 and fiscal 2008, respectively. Amounts recorded in Interest and dividends were [*] and [*] in 2009 and fiscal 2008, respectively.

[*]

[*]

[*]

Other Matters

Real Estate, page 66

Comment:

3.	Please tell us whether the Company’s investments in consolidated real estate subsidiaries are presented net of non-controlling interests in the Company’s consolidated financial statements. To the extent these investments are accounted for on a gross basis, explain to us whether your presentation of consolidated real estate assets in the schedule of real estate investments on page 67 represents a non-GAAP measure in accordance with item 10(e) of Regulation S-K. Please provide the disclosures required by item 10(e) of Regulation S-K or explain to us why these disclosures are not necessary.

Response:

The Company’s investments in consolidated real estate subsidiaries of approximately [*] were presented on a gross basis on the consolidated statement of financial condition at December 31, 2009 in accordance with U.S. GAAP. At December 31, 2009, the related non-controlling interests on these investments were [*].

The Company considers the net presentation of consolidated real estate assets in the schedule of real estate investments on page 67 of the Form 10-K as a non-GAAP measure in accordance with Item 10(e) of Regulation S-K. The Company considers the net presentation as a useful measure for investors as it represents the Company’s net exposure. The Company did not disclose the amount of the related non-controlling interest of approximately [*] as it considered the amount immaterial (i.e., such amount was less than [*] of the Company’s total assets at December 31, 2009).

In future filings, the Company will include the following disclosure related to non-controlling interests for these investments and the Company’s reason for presenting such non-GAAP measure in accordance with Item 10(e) of Regulation S-K.

At June 30, 2010 and December 31, 2009, condensed consolidated statement of financial condition amounts represent investment assets of consolidated subsidiaries of approximately $X.X billion and $[*], respectively, net of non-controlling interests of approximately $X.X billion and $[*], respectively. The net presentation in the table above represents a non-GAAP measure. The Company considers such presentation a useful measure for investors as it represents the Company’s net exposure.

Liquidity and Capital Resources

The Balance Sheet, page 74

Comment:

4.	We note your disclosure of Tier 1 leverage ratios and Leverage ratio. Please provide us with a discussion of the uses of these ratios beyond assessing compliance with federal banking regulators minimum guidelines. In your discussion, tell us the reasons for any significant changes in these ratios from period to period and the impact that these changes have had or are expected to have on the Company’s operations. Consider enhancing your disclosure in future filings to include this discussion.

Response:

As described in the last paragraph on page 103 of the First Quarter Form 10-Q, the Company uses the Tier 1 leverage ratio, risk-based capital ratios, Tier 1 common ratio and the balance sheet leverage ratio as indicators of capital adequacy when viewed in the context of the Company’s overall liquidity and capital policies. These ratios are commonly used measures to assess capital adequacy and frequently are referred to by investors. The Company does not use these ratios for purposes beyond assessing capital adequacy.

The balance sheet leverage ratio (expressed in “times”) increase in December 2009 compared with December 2008 was driven by the increase in assets. The increase in the leverage ratio was also due to the decrease in tangible shareholders’ equity reflecting the repurchase of Series D Preferred Stock from the U.S. Treasury (“TARP”), which was partially offset by issuances of common stock. The Company provided an explanation for the increase in the leverage ratio in footnote 4 on page 104 of the First Quarter Form 10-Q. The Company provided explanations for the increase in the balance sheet and equity capital on page 103 and page 105, respectively, of the First Quarter Form 10-Q.

At December 2009, the Tier 1 Leverage ratio (expressed in percentages) decreased compared with prior quarters driven by the same items that impacted the balance sheet leverage: increase of assets and decrease of capital due to TARP repayment, partially offset by issuances of common stock. For further information on the TARP and common stock issuance refer to Note 13 of the Form 10-K.

[*]

In future filings, the Company will continue to include disclosure regarding significant changes in such ratios from period to period and the Company’s expectation regarding the impact these changes might have on the Company’s operations.

Liquidity Management Policies

Liquidity Reserves, page 78

Comment:

5.	We note your disclosure of your liquidity reserves. Please tell us and disclose in future filings the following additional information concerning your liquidity reserve:

•	total assets by type of investment;

•	whether any portion of the assets have been pledged as collateral by the registrant on either a mandatory or voluntary basis;

•	the ease with which the registrant could liquidate these assets; and

•	any expected surplus or deficiency generated in your liquidity reserves after meeting all funding and regulatory requirements in a stressed environment.

Response:

The Company’s liquidity reserves are held in the form of cash, reverse repos or Fed eligible securities. The reverse repos are collateralized by U.S Government, Organisation For Economic Co-operation and Development, agency and agency mortgage-backed securities. The Company’s liquidity reserves are all unencumbered and are not pledged as collateral on either a mandatory or voluntary basis. The chart below presents the Company’s liquidity reserves by type of investment at March 31, 2010.

(dollars in millions)
Cash	[*]
Reverse Repo	[*]
Fed Eligible Securities	[*]

Total Liquidity	[*]

Given the highly liquid nature of the assets that comprise the Company’s liquidity reserves, a vast majority of the assets can easily be converted to cash on a next day basis.

As of March 31, 2010, [*] of these assets could be converted to cash on a next day basis and the remaining portion could be converted to cash within 2 days. In future filings, the Company will include total assets by investment and continue to review and enhance disclosures as future circumstances warrant.

At March 31, 2010, the Company maintained sufficient liquidity to meet funding and contingent obligations across its one-year stress scenario. The Company maintains sufficient liquidity reserves that are sized to cover daily funding needs and meet strategic liquidity targets during stressed conditions as outlined in the Contingency Funding Plan (“CFP”). The CFP is the Company’s primary liquidity risk management tool. The CFP models and sets forth a course of action for the Company to effectively manage through a stressed environment. The Company’s CFP model incorporates various scenarios with a wide range of potential cash outflows during a range of liquidity stress events. These stress events include, but are not limited to, the following: (i) repayment of all unsecured debt maturing within one year and no incremental unsecured debt issuance; (ii) maturity roll-off of outstanding letters of credit with no further issuance and replacement with cash collateral; (iii) return of unsecured securities borrowed and any cash raised against these securities; (iv) additional collateral that would be required by counterparties in the event of a multi-notch long-term credit ratings downgrade; (v) higher haircuts on or lower availability of secured funding; (vi) client cash withdrawals; (vii) drawdowns on unfunded commitments provided to third parties; and (viii) discretionary unsecured debt buybacks. For additional information on the CFP, refer to page 78 of the Form 10-K.

Item 8 Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1. Introduction and Basis of Presentation

Discontinued Operations, page 120

Comment:

6.	It appears that you have classified the results of your Retail Asset Management business as discontinued operations despite that fact that you will receive a 9.4% ownership in the entity that will purchase this business. Explain to us how you considered the guidance in paragraph 1 of ASC 205-20-45 in determining the appropriate classification of the results of this business.

Response:

In determining the appropriate classification of the results of the Company’s Retail Asset Management business (the “Business”), the Company considered both of the following conditions of ASC 205-20-45-1.

•	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

•	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

In assessing the first condition, the Company reviewed the cash flows expected to be generated by the Company from either a migration or continuation of activities with the Business in accordance with the guidance in ASC 205-20-55-4 through 14. The Company concluded that significant cash inflows are not expected to be recognized as the result of a migration of revenues from the Business. While there will not be any direct continuing cash outflows from the Company to the Business, the Company recognized that there will be a minimal level of direct cash inflows from the Business to the Company primarily resulting from a share of certain fund distribution revenues to which the Company will be entitled. The Company, however, concluded that such cash flows are not expected to be significant. The expected gross cash inflows the Company will receive are less than [*] of the historic gross cash inflows from the Business. Lastly, the Company considered the dividends expected to be received on its investment in Invesco. The Company, however, notes that in assessing continuing cash flows, the above guidance specifies that “indirect” cash flows do not constitute continuing cash flows for purposes of determining whether the operations and cash flows of a disposed component have been or will be eliminated from the Company’s ongoing operations. The Company further notes that one of the examples of “indirect” cash flows detailed in ASC 205-20-55-13 are “Dividends on an investment.” Accordingly, the Company excluded expected dividends on its 9.4% ownership interest in Invesco from the cash flow analysis. Based on all of these facts, the Company concluded that the first condition in ASC 205-20-45-1 has been met as it expects that it will generate a less than significant amount of continuing direct cash flows with the Business.

In assessing the second condition, which requires that the Company not have any significant continuing involvement in the operations of the component after the disposal transaction, the Company considered the guidance in ASC 205-20-55-17 which notes that the following factors should be considered in determining whether continuing involvement constitutes significant continuing involvement:

•	The ongoing entity retains an interest in the disposed component sufficient to enable the ongoing entity to exert significant influence over the disposed component’s operating and financial policies.

•

The ongoing entity and the buyer (or the disposed component) are parties to a contract or otherwise are parties to an arrangement that in substance enables the ongoing entity to exert significant influence over the disposed component’s operating and financial policies.

With respect to the first point, even though the Company will have a 9.4% ownership interest in Invesco, the Company will not have any representation on Invesco’s board of directors and the investment will not be accounted for under the equity method of accounting since the Company will not have significant influence over Invesco as a result of its investment. In addition, the Company and Invesco are not parties to any agreement that would enable the Company to exert significant influence over the operating and financial policies of the Business. Therefore, the Company concluded that it will not have significant continuing involvement with the Business, and thus meets the second condition in ASC 205-20-45-1.

The Company presented the results of operations of the Business in discontinued operations as the two conditions in ASC 205-20-45-1 have been met.

2. Summary of Significant Accounting Policies

Revenue Recognition

Asset Management, Distribution and Administration Fees, page 122

Comment:

7.	To the extent your performance-based fees are related to contracts that do not coincide with your fiscal year end, please tell us how you have complied with ASC

605-20-S99-1, or tell us why you believe it was not necessary to disclose the amount of revenue recognized that may be reversed in future periods if the fund performance falls below the performance benchmark.

Response:

ASC 605-20-S99-1 requires that registrants “disclose whether the company has recorded any revenue that is at risk due to future performance contingencies, the nature of the contracts giving rise to the contingencies, and, if material, the amount of any such revenue recorded.”

In its summary of significant accounting policies included in Note 2 to the consolidated financial statements included in the Form 10-K, the Company discloses that revenue for such fees is “accrued (or reversed) quarterly based on measuring account/fund performance to date versus the performance benchmark stated in the investment management agreement” (page 123 of the Form 10-K), thus disclosing that revenue is recorded that is at risk to future performance contingencies.

The nature of the contracts giving rise to the contingencies is also described in Note 2 (page 122 of the Form 10-K) as follows:

In certain management fee arrangements, the Company is entitled to receive performance-based fees (also referred to as incentive fees) when the return on assets under management exceeds certain benchmark returns or other performance targets.

The majority of performance-based fees are recorded in Principal transactions—Investments, a line item that investors would generally understand to be at risk to the performance of the related investment since such investments are carried at fair value. Realized performance fees at risk are also disclosed as general partner guarantees in the Company’s commitments, guarantees and contingencies note to the consolidated financial statements (page 183 and 184 of the Form 10-K) to reflect potential clawback obligations. In addition, the unrealized performance fees at risk would be included in the disclosure of unrealized gains and losses in the table of changes in Level 3 assets and liabilities on page 144 of the Form 10-K.

The Company believes it has provided investors with the information needed to assess the risk of performance fees reversing in future periods. In future filings, however, the Company will address the disclosure requirements for performance fees at risk in a central location, clearly stating the amount at risk for the current and prior comparative periods.

3. Morgan Stanley Smith Barney Holdings LLC

Smith Barney, page 131

Comment:

8.	Please tell us your basis in U.S. GAAP for recording a receivable of approximately $1.1 billion related to the fair value of the Smith Barney delayed contribution businesses, as well as presenting the receivable as a reduction from non-controlling interests. Cite any relevant accounting literature in your response.

Response:

The combination of GWMG and the businesses of Citi’s Smith Barney in the U.S., Quilter in the U.K. and Smith Barney Australia (“Smith Barney”) were accounted for using the acquisition method of accounting. Given the relatively short time-frame between the announcement date on January 13, 2009 and the closing date of May 31, 2009 (the “Closing Date”), the required regulatory approvals to transfer certain Smith Barney businesses (the “delayed contribution businesses”) into MSSB had not yet been obtained by the Closing Date. Citi, however, received its entire ownership interest in MSSB on the Closing date and was contractually obligated to contribute the delayed contribution businesses upon obtaining such regulatory approvals.

In determining the accounting treatment for the receivable related to the delayed contribution from Citi, the Company considered the guidance in ASC 310-10-S99-2, which states that accounts or notes receivable arising from transactions involving the registrant’s capital stock should be presented as deductions from stockholders’ equity and not as assets. The Company also considered the guidance in ASC 505-10-45-2, which states that it is generally inappropriate to recognize as an asset a note receivable related to a contribution to equity. As noted in this guidance, “…the predominant practice is to offset the notes and stock in the equity section.” The Company believes that the receivable from Citi related to the delayed contribution is analogous to the examples in the guidance cited above, and accordingly believes it is appropriate to account for this arrangement in accordance with this guidance.

On the Closing Date, the Company transferred all consideration for the combination, which included cash and an equity interest in MSSB to Citi and recognized a receivable representing Citi’s contractual obligation to transfer these delayed contribution businesses into MSSB. The Company offset this receivable against Citi’s capital account in MSSB’s equity section. Since the Company consolidates MSSB, and Citi’s capital account is reflected as non-controlling interest in the Company’s consolidated statement of financial condition, this offset is shown as a reduction of non-controlling interest in the Company’s consolidated financial statements.

Comment:

9.	Please tell us how you accounted for the call and put rights related to Citi’s interest in MSSB. Please reference the authoritative accounting literature management relied upon.

Response:

As described in page 131 of the Form 10-K, the Company has options to acquire a certain amount of Citi’s equity interest in MSSB following the third, fourth and fifth anniversary from the Closing Date with an exercise price equal to the fair market value of MSSB’s equity interest at the time exercised. In addition, the Company has the option to acquire all of Citi’s equity interest in MSSB upon a change in control of Citi. These option contracts require physical delivery of MSSB’s equity by Citi, which is not publicly traded and is not readily convertible to cash.

The Company considered whether these options met the definition of a derivative as detailed in ASC 815-10-15-83, and concluded that they do not. As detailed in ASC 815-10-15-83, one of the criteria of a derivative contract is that it can be net settled by any of the following means:

•	Its terms implicitly or explicitly require or permit net settlement

•	It can readily be settled net by a means outside the contract

•	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement

The option contracts’ terms do not implicitly or explicitly require or permit net settlement. In addition, they cannot readily be settled net by means outside the contract (e.g., through a market mechanism). They also do not provide for delivery of an asset that puts the Company in a position not substantially different from net settlement since the underlying shares are not publicly traded and are not readily convertible to cash. As such, these call options are not derivative financial instruments that the Company would be required to initially record at fair value and subsequently mark-to-market through earnings. Therefore, there will be no accounting for the call options until such time as these are exercised. It should also be noted that given that the exercise price of the call options will always be at the money (i.e., strike price equals fair market value), the Company believes the fair value of these call options approximated [*] initially, and will continue to approximate [*] until exercised.

In addition, the Company has also written a contingent put option to Citi, which gives Citi the option to sell its equity interest in MSSB to the Company upon occurrence of certain events. This put option is contingently exercisable upon a change in control of the Company or following the sixth anniversary of the Closing Date and one year from the date the Company exercises its second call option. The exercise price of this written put option is equal to the fair market value of MSSB’s equity interest.

The put option held by Citi also does not meet the definition of a derivative for the same reasons discussed above. Nevertheless, the Company recognizes the guidance in ASC 815-10-S99-4, which requires that written put options be initially and subsequently marked to fair value through earnings regardless of whether they meet the criteria of a derivative. However, given that the exercise price of the written put option will always be at the money (i.e., strike price equals fair market value), the Company believes the fair value of this written put option will always approximate [*].

Comment:

10. Please tell us how you determined it was appropriate to use the fair value of your consideration transferred in your calculation of goodwill, as it appears that you retain control of the assets and liabilities transferred. Please refer to paragraph 8 of ASC 805-30-30.

Response:

The combination of the Company’s GWMG business and Smith Barney was effected using MSSB which was a wholly owned subsidiary of the Company prior to the consummation of the transaction. The following is a high level summary of the transaction:

•	The Company contributed its GWMG business to MSSB in exchange for a 100% controlling interest in MSSB.

•	MSSB, a consolidated subsidiary of the Company, acquired 100% of Smith Barney by issuing Citi a 49% equity interest in MSSB, which resulted in the Company retaining a 51% controlling interest in MSSB.

•	The Company also paid Citi a $2,755 million cash payment.

In addition, the following is a high level summary of the Company’s accounting:

•	MSSB recorded the assets and liabilities of the GWMG contributed business to MSSB at their existing carrying values in accordance with the accounting guidance for transactions with entities under common control, as detailed in ASC 805-50-30-5.

•

MSSB recorded 100% of the fair value of the assets and liabilities of Smith Barney which was derived based on the fair value of consideration issued to Citi. The fair value of consideration equaled 49% of the fair value of the GWMG business plus $2,755 million.

•

In accordance with ASC 810-10-45-23, which addresses the accounting for transactions with non-controlling interests, the Company recognized an increase to paid-in capital for the amount by which the consideration received by the Company exceeded the amount by which the non-controlling interest carrying value related to MSSB was adjusted. This credit to paid-in capital represents 49% of the excess of the fair value of the GWMG business over its carrying value. In effect, the 49% is the portion of GWMG “sold” to Citi.

ASC 805-30-30 requires assets and liabilities transferred by an acquirer to an acquiree to be measured at carrying value and not measured at fair value. The Company believes that its accounting is consistent with the provisions in ASC 805-30-30 since the assets and liabilities of GWMG continue to be reflected at their existing carrying value.

The Company recorded the amount of goodwill in accordance with ASC 805-30-30-1, which requires the measurement of acquisition-related goodwill to be based on the fair value of consideration transferred. The Company recorded the amount of goodwill based on the fair value of consideration issued to Citi, which consists of equity interests in MSSB and cash (such consideration is presented as examples in ASC 805-30-30-7). ASC 805-30-30 addresses assets and liabilities transferred to an acquiree. However, the consideration issued in exchange for Smith Barney was issued to Citi and not the acquiree, Smith Barney.

In summary, while the assets and liabilities of Smith Barney, the acquiree, were measured at fair value as a result of the MSSB Transaction, the assets and liabilities of the Company’s GWMG business were not remeasured to fair value.

Comment:

11. We note you have recorded a gain on the Morgan Stanley Smith Barney transaction in your Consolidated Statements of Changes in Total Equity. Please tell us the nature of this gain, and reference the authoritative accounting literature management relied upon.

Response:

As discussed in the response to question 10, the consideration transferred by the Company to Citi to effect the combination consisted of cash as well as a 49% common equity interest in MSSB, which was initially a wholly owned consolidated subsidiary of the Company, which represented the contributed assets and liabilities of GWMG. Although the combination resulted in a change to the Company’s ownership interest in MSSB from 100% to 51%, the Company retained a controlling financial interest in MSSB. As detailed in ASC 810-10-45-23, changes in a parent’s ownership interest while the parent retains its controlling financial interest in the subsidiary shall be accounted for as equity transactions. As further discussed in ASC 810-10-45-23, any difference between the fair value of the consideration received or paid and the amount by which the non-controlling interest is adjusted shall be recognized in equity attributable to the parent.

4. Fair Value Disclosures, page 135

Comments:

12. Please provide us with further detail of the investment line item by asset type (private equity fund, real estate funds, hedge funds, etc.). Additionally, tell us whether the Company has provided any guarantees to these funds, has provided voluntary financial assistance to these funds or expects to provide any additional financial support to these funds on a voluntary basis.

13. Tell us whether the Company acts solely as fund manager for any off balance sheet private equity or real estate funds. To the extent the Company has engaged in this business, tell us the current financial status of these funds and whether the Company expects to provide any financial support to these funds on a voluntary basis.

Responses:

The Investments line item included in the Company’s consolidated statement of financial condition at December 31, 2009 is broken down by type below:

Investments Measured at Fair Value on a Recurring Basis as of December 31, 2009

	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance at December 31, 2009
(dollars in millions)
Investments
Private equity funds	$	[*]	$	[*]	$	[*]	$	[*]
Real estate funds		[*]		[*]		[*]		[*]
Hedge funds:
Long-short equity hedge funds		[*]		[*]		[*]		[*]
Fixed income/credit-related hedge funds		[*]		[*]		[*]		[*]
Event-driven hedge funds		[*]		[*]		[*]		[*]
Multi-strategy hedge funds		[*]		[*]		[*]		[*]
Business Facilitation		[*]		[*]		[*]		[*]
Principal Investments		[*]		[*]		[*]		[*]
Other		[*]		[*]		[*]		[*]

Total Investments		$743		$930		$7,613		$9,286

As disclosed in Note 11 - Commitments, Guarantees and Contingencies included in the Form 10-K, the Company enters into commitments associated with its real estate, private equity and principal investment activities, which include alternative products. These commitments primarily relate to capital commitments and are disclosed as Investment activities in the commitments table (page 181 of the Form 10-K). The Company also provides standby letters of credit and other financial guarantees associated with its real estate investments which are primarily used to provide collateral for borrowings from third parties in lieu of depositing cash or securities with these counterparties. As mentioned above in the response to comment 7, the Company also issues general partner guarantees, which are primarily related to potential obligations to return performance-based fees received.

As disclosed in the MD&A and notes to the consolidated financial statements on pages 62 and 163, respectively, of the Form 10-K, at December 31, 2009, the Company had consolidated certain real estate fund partnerships due to financial assistance it had provided through a lending facility, collateral waivers and payment deferrals. The Company’s support triggered the consolidation of additional partnerships within these funds upon the adoption of ASU 2009-17 (formerly known as FAS 167) on January 1, 2010, since investment companies receiving financial support do not qualify for the deferral afforded in ASU 2010-10.

The Company may either invest in private equity and real estate funds it manages or act solely as fund manager. Regarding the financial status of non-consolidated private equity and real estate funds the Company manages (regardless of whether the Company has an investment in such funds), the Company currently does not expect to provide financial support on a voluntary basis based on current and projected liquidity positions and fund performance.

Comment:

14. We note that the Company recorded approximately $4.3 billion in losses to level 3 net derivative and other contracts and $1.4 billion in losses to level 3 investments. Please describe for us in detail the changes in circumstances and assumptions that led to recording these losses in the current period, any significant changes in assumptions or valuation methodology from the previous period, and the performance of these assets subsequent to year end.

Response:

The Company’s net losses of $4.3 billion in Level 3 net derivative and other contracts during 2009 primarily related to the Company’s net short exposure to bespoke basket credit default swaps. The Company reflected significant net Level 3 losses as the credit spreads of the underlying reference entities tightened from the second quarter of 2009 through December 2009. [*]

During the quarter ended March 31, 2010, the Company recognized additional net losses of $434 million related to credit derivatives, driven primarily by further tightening of credit spreads on the underlying reference entities of bespoke basket credit default swaps and single name credit default swaps.

As described on page 143 of the Form 10-K, the Company’s net losses in Level 3 Investments primarily related to the Company’s exposure to real estate funds and private equity investments. A significant portion of the losses were recognized during the quarter ended March 31, 2009 and were related to the Company’s limited partnership investments in real estate funds and other principal investments. The Company took write-downs as a result of the economic downturn and a decline in value of commercial real estate investments made at the peak of the market. [*]

The amount of Level 3 gains related to Investments recorded by the Company during the quarter ended March 31, 2010 was immaterial.

Comment:

15. With respect to those commercial and residential loans the Company has originated, explain to us how your credit review process factored into your original decision to extend, and the subsequent valuation of the loans. In your response, provide us with sufficient detail of the credit review process, and the degree to which the credit quality of the borrowers of these loans is used as an assumption in determining fair value. Finally, clarify for us where these loans are classified within the fair value hierarchy, or if they are classified elsewhere on your Consolidated Statements of Financial Condition.

Response:

The Company primarily accounts for its corporate loans and lending commitments and mortgage loans, including residential and commercial mortgage loans that were originated or purchased by the Institutional Securities business segment, at fair value. These loans are classified in Level 2 and Level 3 of the fair value hierarchy as disclosed in the table on page 139 of the Form 10-K. These loans include both originated loans and secondary trading activity. Also, the Company classifies residential mortgage and other retail loans originated by GWMG as held for sale or held for investment and certain commercial loans originated by the Institutional Securities business segment as held for investment because the Company has the intent and ability to hold the loans for the foreseeable future or until maturity or payoff. These loans were reported as Receivables – Other loans at December 31, 2009.

The credit evaluation process is the basis for approval of credit transactions, establishment of single name lending limits and assignment of the internal credit ratings. The Company’s credit department evaluates each new obligor before a credit transaction is initially approved, and at least annually thereafter. For corporate and commercial loans, credit evaluations typically involve the evaluation of financial statements, assessment of leverage, liquidity, capital strength, asset composition and quality, market capitalization and access to capital markets, cash flow projections and debt service requirements, and the adequacy of collateral, if applicable. The Company’s credit department will also evaluate strategy, market position, industry dynamics, obligor’s management and other factors that could affect the obligor’s risk profile. For residential mortgage loans, the credit evaluation includes, but is not limited to review of the obligor’s income, net worth, liquidity, loan-to-value ratio, credit bureau information and geography.

For corporate loans carried at fair value that are not based upon transaction prices of loans traded in the market or consensus broker quotes, the credit quality may factor into the fair value measurement in one of two ways. When the fair value of the loan is determined based on benchmarking to observable credit default swap spread levels of the obligor entity on a different part of the capital structure, expected recovery rates for the obligation are determined by the Company’s credit department. For loans where the credit default swap spread level of the obligor is unobservable, the fair value is determined based upon the average credit spread for that obligor’s credit rating; these credit ratings are determined by the Company’s credit department. For residential and commercial mortgage loans carried at fair value, the credit quality is factored into the fair value measurement if a present value methodology is used. The fair value of these loans may be determined by using prices for identical or comparable instruments, benchmarking to prices and rates observed in the primary market for similar loan or borrower types, or based on the present value of expected future cash flows using the Company’s best estimate of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curve and discount rates commensurate with the risks involved.

15. Interest and Dividends and Interest Expense, page 198

Comment:

16. We note your net ‘other’ interest expense item has a negative balance as of year end. Please tell us the composition of this item, and your basis in U.S. GAAP for classifying any revenue net within this expense line item.

Response:

In connection with the delivery of the various products and services to clients, the Company manages its revenues and related expenses in the aggregate. As such, when assessing the performance of its businesses, the Company considers its principal trading, investment banking, commissions, and interest and dividend income, along with the associated interest expense, as one integrated activity for each of the Company’s separate businesses.

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Definitive Proxy Statement filed April 12, 2010

Consideration of Risk Matters in Determining Compensation, page 17

Comment:

17. We are aware of the Federal Reserve’s “horizontal review” of compensation practices at large, complex banking organizations. Taking into consideration any discussions you have had with other regulators, please confirm that you continue to believe that risks arising from your compensation policies and practices for employees are not reasonably likely to have a material adverse effect on you.

Response:

The Company continues to believe, as outlined in its Proxy Statement, that the Company’s current compensation programs do not incent employees to take unnecessary or excessive risks and do not create risks that are reasonably likely to have a material adverse effect on the Company. It is the Company’s intention that going forward, any new programs or material changes to existing programs will be reviewed by its Chief Risk Officer.

Form 8-K Filed April 21, 2010

General

Comment:

18. Please tell us how you accounted for your investment in Revel prior to the first quarter 2010. In your response, tell us whether you accounted for your investment as an equity method investment in a real estate partnership or a consolidated real estate asset. In addition, explain to us whether this investment was carried at fair value or historical cost basis prior to the Company’s decision to sell. To the extent the investment was carried at cost basis, explain to us the Company’s policy for periodically testing the investment for impairment. To the extent the investment was carried at fair value, tell us the significant assumptions used in determining the fair value as of December 31, 2009, and how these assumptions changed during the first quarter 2010.

Response:

The Company has a controlling financial interest in Revel, Entertainment Group, LLC (“Revel”), a real estate development enterprise with separately identifiable cash flows and operations, whose purpose is to develop, own and operate a beachfront casino and entertainment resort in Atlantic City, New Jersey. Accordingly, the Company consolidates Revel, whose primary assets are building, land and equipment. Revel’s assets and li-

abilities are considered an asset group, as that term is defined in the ASC Glossary. Prior to the Company’s March 2010 decision to sell its interest in Revel, the assets of Revel were held at historical cost in accordance with ASC section 360, Property Plant and Equipment and were evaluated for impairment in accordance with the held-and-used model as detailed in ASC 360-10-35-16 through 36. The assets of Revel were considered held-and-used since the Company had not committed to a plan to dispose of Revel prior to the Company’s March 2010 decision to dispose of its interest. In accordance with U.S. GAAP and the Company’s policy, long lived assets, including such assets of Revel, are evaluated for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. The Company’s policy is to record an impairment charge if the carrying value of a long lived asset held-and-used is not recoverable and exceeds its fair value.

[*]

Comment:

19. We understand from news reports that the Company held a 94.5% equity investment in Revel that it was attempting to reduce by selling equity interests to others. Please clarify whether this was the case. If so, tell us when the investment was made and when the Company began attempting to reduce its ownership interest. In addition, tell us the level of success the Company had with these efforts and when the Company first realized difficulties in selling the interests. Your response should also discuss the timing of the downturn in the Atlantic City market and how that downturn affected the Company’s efforts to sell the interests in Revel to others. Finally, tell us why these adverse developments did not lead to impairment recognition prior to March 31, 2010.

Response:

In 2006, the Company acquired the property on which the Revel casino was to be built for approximately [*] and contributed the land to Revel in exchange for a [*] equity interest. The development plan for the Revel casino was divided into two stages: the first stage was the construction of the core and shell of the building and the second phase was the build-out of the interior. [*]

[*]

The Company’s intent, however, with respect to Revel changed in March 2010. [*]

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The results of the Company’s strategic review were discussed with the Company’s Board of Directors in late March 2010, and at that time, the Board approved a change to the Company’s strategic direction and the decision to dispose of Revel. As a result of this decision to dispose of Revel, the Company evaluated the Revel asset group against all of the held-for-sale criteria as detailed in ASC 360-10-45-9 and concluded that all of the held-for-sale criteria were met. Accordingly, the Company evaluated the carrying value of the Revel asset group at March 31, 2010 under the held-for-sale model as detailed in ASC 360-10-35-37 through 45. In accordance with that guidance and the Company’s policy, the Company measured the Revel asset group at the lower of carrying value or fair value less costs to sell. The Company determined that the carrying value of the Revel asset group at March 31, 2010 exceeded its fair value less costs to sell. Accordingly, the Company recorded an impairment charge in the first quarter of 2010.

As discussed in the response to comment 18, the Company recognizes that there were impairment indicators prior to the first quarter of 2010. However, prior to the Company’s decision at the end of the first quarter of 2010 to dispose of Revel, the Company evaluated the Revel asset group under a held-and-used model. Recognizing the presence of these impairment indicators, the Company evaluated the recoverability of the Revel asset group prior to the first quarter 2010 and found that it was recoverable under its then-intended investment approach.

The first quarter 2010 impairment primarily resulted from the change in the Company’s intent with respect to Revel and the resulting change in the impairment analysis from one that initially compares carrying value with undiscounted cash flows to one that directly compares carrying value with fair value less costs to sell.

Comment:

20. In light of the impairment charge recorded for Revel during the quarterly period ended March 31, 2010, please tell us what consideration you gave to disclosing a potential impairment within the Management’s Discussion and Analysis of Financial Condition and Results of Operations of your Form 10-K for the year ended December 31, 2009.

Response:

The Company recognizes that Regulation S-K, Item 303 (a) (3) (ii) requires a registrant to “describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.”

As discussed in the response to comment 19, the impairment charge related to Revel was driven primarily by the Company’s decision to dispose of Revel and the resulting change in the impairment model used to assess the Revel asset group. The Company did not specifically disclose the potential for an impairment of Revel as the Company did not have a reasonable expectation that it would record such an impairment. The Company tested the Revel asset group for recoverability at December 31, 2009 and determined that it was recoverable. Absent a decision to dispose of its interest in Revel, the Company did not believe there was a reasonable expectation that the carrying value of the Revel asset group would be determined to not be recoverable. [*]

*        *        *         *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth
Finance Director and Controller

cc:	Jennifer Monick, Securities and Exchange Commission Ruth Porat, Chief Financial Officer Gregory G. Weaver, Deloitte & Touche LLP James V. Schnurr, Deloitte & Touche LLP